Exhibit 99.1

FOR IMMEDIATE RELEASE October 1, 2014

MACROCURE NOMINATES KATHERINE WOLF AND YUVAL YANAI FOR ELECTION TO BOARD OF DIRECTORS
AND ANNOUNCES SPECIAL GENERAL MEETING OF SHAREHOLDERS

PETACH TIKVA, ISRAEL, October 1, 2014 (GLOBE NEWSWIRE) —Macrocure Ltd. (NASDAQ: MCUR), a clinical-stage biopharmaceutical company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, today announced that it will hold a Special General Meeting of Shareholders on Wednesday, November 5, 2014 for the purpose of ratifying the election of, and compensation payable to, the Company’s external directors, Katherine Wolf and Yuval Yanai. The record date for shareholders entitled to vote at the meeting is Monday, October 6, 2014.

“We are pleased to announce the addition of Ms. Wolf and Mr. Yanai to Macrocure’s Board of Directors. We welcome their vast public company and health care market knowledge. Their prior experience from executive-level positions in corporate finance and corporate development will help solidify the Company’s business strategy and commercial execution during this critical stage of Macrocure’s growth and development,” stated Nissim Mashiach, Macrocure’s President and Chief Executive Officer.

In July 2014, Ms. Wolf and Mr. Yanai were elected as external directors by the Company’s shareholders prior to the Company’s recent initial public offering. The Israeli Companies Law requires ratification of their election and compensation within three months following the closing of the offering.

If their election is ratified, Ms. Wolf and Mr. Yanai will continue to serve on the Company’s Board of Directors in their roles as external directors for a three year term. Both also qualify as independent directors under the rules of the Securities and Exchange Commission, or SEC, and NASDAQ.

About Katherine Wolf

Since January 2014, Ms. Wolf has served as Chief Executive Officer, Co-Founder and Partner of Rocket Science Healthcare LLC. Previously, Ms. Wolf served as Chief Financial Officer and Executive Vice President, Corporate Development at Vision-Sciences, Inc., a NASDAQ-listed medical device company in the flexible endoscopy space, for a four year period. Ms. Wolf also served as Managing Director at HSBC Securities (USA) Inc. in its investment banking division, where she was a member of the firm’s Health Care Group and ran the investment banking MedTech effort. Prior to HSBC, she worked at Bear, Stearns & Co. for five years in the Health Care Group, rising to the level of Managing Director. Ms. Wolf holds an M.B.A. from Harvard Business School and a B.A. from Williams College.

About Yuval Yanai

From September 2005 through March 2014, Mr. Yuval served as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. Prior to that time, he served for five years as Senior Vice President and Chief Financial Officer of Koor Industries Ltd., one of Israel’s largest holding companies. He also served for over two years as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and, for the eight years prior to that, he was the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the manufacturing of medical imaging devices that was acquired by larger companies in that field. He had also served initially as Corporate Controller and Corporate Treasurer at Elscint. Mr. Yanai has served as a director on the board of directors of a number of public and private companies. Mr. Yanai holds a B.Sc. in Accounting and Economics from Tel-Aviv University.

Additional Information and Where to Find It

In connection with the meeting, Macrocure will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposals to be voted upon at the meeting, along with a proxy card enabling them to submit their votes on those proposals. Macrocure is also furnishing copies of the proxy statement and proxy card to the SEC in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on the Company’s website at www.macrocure.com.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biotechnology company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, such as DFUs and VLUs. The Company's novel approach is to treat and close chronic and other hard-to-heal wounds by injecting the human body's own wound healing and regenerative components directly into the wound itself. For more information, please visit www.Macrocure.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecasts, commercial results, clinical trials and regulatory authorizations. Forward-looking statements are based on Macrocure's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in regulatory approval process or additional competition in the market. The forward-looking statements made herein speak only as of the date of this release and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contact	Francesca DeMartino Investor Relations & Corporate Communications +1 (310) 739-6476 francesca@macrocure.com